Exhibit 99.2

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Skeena Resources Limited, and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: January 7, 2025

SELWYN LOWER HOLDINGS (CYM) L.P.
By: BTO Holdings Manager IV (CYM) L.L.C., its general partner
By: BTOA IV (CYM) – NQ GP L.P., its sole member
By: BTO GP – NQ L.L.C., its general partner

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTO HOLDINGS MANAGER IV (CYM) L.L.C.
By: BTOA IV (CYM) – NQ GP L.P., its sole member
By: BTO GP – NQ L.L.C., its general partner

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTOA IV (CYM) – NQ GP L.P.
By: BTO GP – NQ L.L.C., its general partner

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTO GP – NQ L.L.C.

By: /s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BLACKSTONE HOLDINGS IV L.P.
By: Blackstone Holdings IV GP L.P., its general partner
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C, its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director – Assistant Secretary

BLACKSTONE HOLDINGS IV GP L.P.
By: Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By: Blackstone Holdings IV GP Management L.L.C, its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director – Assistant Secretary

BLACKSTONE HOLDINGS IV GP MANAGEMENT (DELAWARE) L.P.
By: Blackstone Holdings IV GP Management L.L.C, its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director – Assistant Secretary

BLACKSTONE HOLDINGS IV GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director – Assistant Secretary

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman